Exhibit 99.1

Hudson Capital Prioritizes U.S. Operations and Sells Chinese Assets

HOUSTON, TX – April 1, 2022 (GLOBE NEWSWIRE) -- Hudson Capital Inc. (NASDAQ: HUSN) announced that on March 30, 2022, it has sold its wholly-owned subsidiary, Hong Kong Internet Financial Services (HKIFS), to private investors.

Javier Selgas, CEO of Hudson Capital and Freight App, Inc., said, “As we focus more on our core business as a transportation logistics technology platform company and on improving operations, we decided it would be prudent to divest from any non-core, non-performing businesses. With the sale of HJIFS, our operations are 100% based in North America, creating room for long-term growth in our target markets.”

Transaction

The sale of HKIFS was completed on March 30, 2022 and included all of the prior operations, obligations, and commitments related to its Chinese operations. The sale of HKIFS will result in Hudson Capital departing from its legacy PRC financial advisory business. The Company expects immaterial financial effects from the sale outside of incurring minimal legal expenses to assemble and formalize the transaction.

About Hudson Capital Inc. and Freight App, Inc.

Freight App, Inc. (Fr8App), North American transportation logistics technology platform company focused on US-Mexico cross-border shipping, is a wholly-owned subsidiary of Hudson Capital Inc. (NASDAQ: HUSN) headquartered in Houston, Texas. Fr8App, focusing on truckload freight for domestic and cross-border markets in Mexico, the US and Canada, makes shipping simple, transparent, and efficient. Fr8App uses its proprietary technology platform to connect carriers and shippers and significantly improve matching and operation efficiency via innovative technologies such as live pricing and real-time tracking, digital freight marketplace, broker, transportation management, fleet management, and committed capacity solutions.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Hudson Capital’s and Fr8App’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Hudson Capital’s and Fr8App’s expectations with respect to future performance and anticipated financial impacts of the acquisition.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Hudson Capital’s and Fr8App’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the impact of COVID-19 pandemic on Fr8App’s business; (2) the inability to obtain or maintain the listing of Hudson Capital’s ordinary shares on Nasdaq; (3) the risk that the acquisition disrupts current plans and operations as a result of the announcement and consummation of the merger; (4) the ability to recognize the anticipated benefits of the merger, which may be affected by, among other things, competition, the ability of Fr8App to grow and manage growth profitably, and retain its key employees; (5) costs related to the merger; (6) changes in applicable laws or regulations; (7) the possibility that Hudson Capital or Fr8App may be adversely affected by other economic, business, and/or competitive factors; (8) risks relating to the uncertainty of the projected financial information with respect to Fr8App; (9) risks related to the organic and inorganic growth of Fr8App’s business and the timing of expected business milestones; and (10) other risks and uncertainties identified, including those under “Risk Factors”, to be filed by in Hudson Capital’s other filings with the SEC. Hudson Capital cautions that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Hudson Capital and Fr8App caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Hudson Capital and Fr8App do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

Fr8App Contact:

Kirsten Chapman, LHA Investor Relations, fr8app@lhai.com, 415.433.3777